=================================================================





               SECURITIES AND EXCHANGE COMMISSION
                    WASHINGTON, D.C.  20549



                           FORM 11-K



    FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
        AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF
             THE SECURITIES EXCHANGE ACT OF 1934


[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
      EXCHANGE ACT OF 1934 (FEE REQUIRED)


          For the fiscal year ended December 31, 1995

               (Commission file number:  1-8444)

                USAir, Inc. Employee Savings Plan



                       USAir Group, Inc.
             2345 Crystal Drive, Arlington, VA 22227
             (Address of principal executive offices)







=================================================================

                             USAIR, INC.
                        EMPLOYEE SAVINGS PLAN

                        Financial Statements
                      and Supplemental Schedules

                      December 31, 1995 and 1994

                     (With Independent Auditors'
                           Report Thereon)

                             USAIR, INC.
                        EMPLOYEE SAVINGS PLAN








                          Table of Contents
                          -----------------




                                                             Page
                                                             ----

Independent Auditors' Report                                    1

Financial Statements:

     Statements of Net Assets Available for Plan
        Benefits as of December 31, 1995 and 1994               2

     Statements of Changes in Net Assets Available
        for Plan Benefits for the years ended
        December 31, 1995 and 1994                              3

Notes to Financial Statements                                4-13

Schedule I - Item 27a

     Schedule of Assets Held for Investment Purposes
        as of December 31, 1995                             14-15

Schedule II - Item 27d

     Schedule of Reportable Transactions for the year
        ended December 31, 1995                               16

Signature                                                     17

Exhibit 23

     Consent of Independent Auditors                          18

                  Independent Auditors' Report


The Plan Administrator and Participants
USAir, Inc. Employee Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the USAir, Inc. Employee Savings Plan (the "Plan") as of December 31, 1995 and 1994, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1995 and 1994, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1995 and reportable transactions for the year ended December 31, 1995 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Washington, D.C.                            KPMG Peat Marwick LLP
June 14, 1996

                             USAIR, INC.
                        EMPLOYEE SAVINGS PLAN


         Statements of Net Assets Available for Plan Benefits
         ----------------------------------------------------

                             December 31,



                                               1995            1994
                                               ----            ----
Assets:
 Investments, at fair value:
   Fidelity Magellan Fund                $ 104,203,088   $  63,197,753
   Fidelity Equity Income Fund              38,481,770      25,201,519
   Fidelity U.S. Equity Index Portfolio     16,463,720       9,619,797
   Fidelity Retirement Government
     Money Market Portfolio                 16,461,676      13,201,723
   Fidelity Intermediate Bond Fund          16,288,373      12,590,760
   USAir Common Stock Fund                  10,082,465       2,113,113
   Participant loans receivable              7,992,865       4,452,036
   Capital Growth Mix Portfolio              6,287,203       2,502,587
   Moderation Mix Portfolio                  1,993,755         653,112
   Income Mix Portfolio                        341,109          91,740
                                           -----------     -----------
                                           218,596,024     133,624,140


  Fixed Income Fund,
    at contract value                       17,385,300      14,518,568
                                           -----------     -----------
      Total investments                    235,981,324     148,142,708

 Receivables:
   Employer contributions                            -             266
                                           -----------     -----------
          Total assets                     235,981,324     148,142,974
                                           -----------     -----------

Liabilities:
  Accrued expenses                              13,839           9,674
                                           -----------     -----------
Net assets available for plan benefits   $ 235,967,485   $ 148,133,300
                                           ===========     ===========










See accompanying Notes to Financial Statements.

                             USAIR, INC.
                        EMPLOYEE SAVINGS PLAN

   Statements of Changes in Net Assets Available for Plan Benefits
   ---------------------------------------------------------------

                       Years ended December 31,


                                              1995            1994
                                              ----            ----
Additions to net assets
 attributable to:
    Net appreciation (depreciation) in
     fair value of investments          $  36,612,538   $  (7,910,372)
    Investment income                      11,199,051       6,583,875
    Interest income on participant
     loans                                    477,534         232,886
    Participant contributions              34,357,479      33,926,459
    Employer contributions                 10,728,702      10,865,127
    Rollover contributions                    702,970         279,282
                                          -----------     -----------
        Total additions                    94,078,274      43,977,257

Deductions from net assets
 attributable to:
    Benefits paid to participants           6,909,272       4,601,997
    Administrative expenses                    47,817          32,358
                                          -----------     -----------
        Total deductions                    6,957,089       4,634,355
                                          -----------     -----------
         Net increase                      87,121,185      39,342,902

Net assets available for plan benefits:
    Beginning of year                     148,133,300     108,290,884
    Transfer from other plans                 713,000         499,514
                                          -----------     -----------
    End of year                         $ 235,967,485   $ 148,133,300
                                          ===========     ===========

















See accompanying Notes to Financial Statements.

                                   3
<PAGE

                             USAIR, INC.
                        EMPLOYEE SAVINGS PLAN

                     Notes to Financial Statements
                     -----------------------------

                      December 31, 1995 and 1994

1.  Description of Plan

The following description of the USAir, Inc. Employee
Savings Plan (the "Plan") provides only general information.
Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

(a)  General

The Plan is a defined contribution plan intended to be a qualified cash or deferred arrangement under Section 401(k) of the Internal Revenue Code, as amended (the "Code") and to qualify under Section 401(a). The Plan was established on January 1, 1993 for certain employees of USAir, Inc. ("USAir" or the "Company"). All non-contract and certain employees covered by a collective bargaining agreement which provides for their participation in the Plan, who are at least 18 years of age, have completed 90 days of service and who are not covered by another 401(k) plan sponsored by USAir, except for those individuals not covered by the United States income tax laws, are eligible to participate in the Plan. Effective August 1, 1994 and December 31, 1995, the assets and liabilities related to flight simulator engineers and the ground school training instructors, respectively, were transferred to the Plan from the USAir, Inc. 401(k) Savings Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

(b)  Contributions

Eligible USAir employees electing to participate in the Plan make contributions to the Plan via payroll deductions. Each year Plan participants may contribute up to 13 percent of pretax annual compensation, as defined in the Plan, unless the participant is a highly compensated employee. If the participant is a highly compensated employee, as defined by the Code, the contribution percentage may not exceed eight percent of pre-tax annual compensation. The amount of contribution that may be made by a participant to the Plan shall be a whole percentage of a participant's compensation. Participant contributions for both 1995 and 1994 could not exceed the statutory limit of $9,240 per year. The Company makes a 50% matching contribution each pay period up to a maximum of two percent of the employee's compensation. If USAir's parent company, USAir Group, Inc., achieves certain pre-tax margin levels, the Company will also make an annual profit-sharing contribution to the Plan on behalf of each participant. No profit-sharing contributions were made during the years ended December 31, 1995 and 1994.

                             USAIR, INC.
                        EMPLOYEE SAVINGS PLAN

                    Notes to Financial Statements
                    -----------------------------
                             (Continued)

(c)  Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching and profit-sharing contribution portion, plus actual earnings thereon, is based on years of service. A participant is 100 percent vested after two years of service in the Company's matching contributions.

(d)  Investment Options

The Company selects the number and type of investment options available. Fidelity Institutional Retirement Services Company, the Plan's Recordkeeper, is responsible for maintaining an account balance for each participant. Each participant instructs the Recordkeeper how to allocate their participant and company contributions. Participants may invest their contributions in any combination among the investment options available in increments of five percent. If a participant fails to instruct the Recordkeeper on how to allocate the contributions, then their contributions will be invested in a cash equivalent fund, such as the Fidelity Government Money Market Portfolio.

The Recordkeeper values account balances daily. Each account balance is based on the value of the underlying investments in each account. Generally, participants may elect to change how future contributions are allocated or may transfer current account balances among investment options.

At December 31, 1995 and 1994, the Company offered seven individual investment options and three diversified portfolio mixes, which are pre-selected combinations of mutual funds. The ten investment options are as follows:

Fidelity Magellan Fund - The Fund primarily invests in common stocks and securities convertible to common stocks.

Fidelity Equity Income Fund - The Fund normally invests at least 80% of its assets in income-producing common and preferred stocks with the remaining 20% generally invested in debt securities, like bonds.

                             USAIR, INC.
                        EMPLOYEE SAVINGS PLAN

                    Notes to Financial Statements
                    -----------------------------
                             (Continued)

Fidelity U.S. Equity Index Portfolio - The Portfolio seeks growth and income by matching the composition and total return of the Standard & Poor's Daily Stock Price Index of 500 common stocks.

Fidelity Retirement Government Money Market Portfolio -
Investments are made in high-quality money market instruments offered primarily by U.S. and foreign corporations.

Fidelity Intermediate Bond - Investments are made primarily in investment-grade fixed income securities, including bonds, notes, mortgage securities, government and government agency obligations and convertible securities. The average maturity ranges from three to ten years.

USAir Common Stock Fund - A fund comprised primarily of USAir Group, Inc. ("Group") common stock purchased on the open market or directly from Group at market prices. A small percentage of the fund is invested in short-term liquid investments.

Capital Growth Mix Portfolio - A diversified portfolio mix comprised of 80% equity securities and 20% fixed income securities. The equity securities are invested 25% in the Fidelity Equity Income Fund, approximately 19% in the Fidelity OTC Portfolio, approximately 37% in the Fidelity Magellan Fund and approximately 19% in the Fidelity Overseas Fund. The fixed income securities are invested in the Fidelity Intermediate Bond Fund.

Moderation Mix Portfolio - A diversified portfolio mix comprised of 60% equity securities and 40% fixed income securities. The equity securities are invested approximately 33% in the Fidelity Equity Income Fund, approximately 33% in the Fidelity U.S. Equity Index Portfolio, 25% in the Fidelity Magellan Fund and approximately 9% in the Fidelity Overseas Fund. The fixed income securities are invested approximately 38% in the Fidelity Short-Term Bond Fund and approximately 62% in the Fidelity Intermediate Bond Fund.

Income Mix Portfolio - A diversified portfolio mix comprised of 20% equity securities and 80% fixed income securities. The equity securities are invested 50% in the Fidelity Equity Income Fund and 50% in the Fidelity U.S. Equity Index Portfolio. The fixed income securities are invested approximately 19% in the Fidelity Retirement Government Money Market Portfolio, approximately 44% in the Fidelity Short-Term Bond Fund and approximately 37% in the Fidelity Intermediate Bond Fund.

                             USAIR, INC.
                        EMPLOYEE SAVINGS PLAN

                     Notes to Financial Statements
                     -----------------------------
                              (Continued)


Fixed Income Fund - This fund buys high-quality investment contracts, a type of investment product offered to retirement and savings plans by insurance companies, banks, and other financial institutions. Money transferred out of the Fixed Income Fund cannot be invested in the Fidelity Retirement Government Money Market Portfolio, the Fidelity Intermediate Bond Fund or the Income Mix Portfolio for a period of 90 days because these funds are considered competitive by the insurance industry.

(e)  Participant Loans Receivable and Hardship Withdrawals

All participants can borrow from their account, but may have only one loan outstanding at a given point in time. Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 (reduced by the highest outstanding loan balance from the Plan or any other plan maintained by the Company during the preceeding twelve month period) or 50 percent of their separate account balance as of the date of the loan. Loan transactions are treated as transfers between the investment funds and the participant loan fund. Loan terms cannot exceed 5 years, except for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing market rates for loans made under similar circumstances. Principal and interest are paid ratably through payroll deductions.

Upon approval from the Company, a participant may withdraw his or her contributions from the account if it is determined that the withdrawal is necessary to meet an immediate and heavy financial need of the participant under the deemed hardship standards set forth in the Plan.

(f)  Payment of Benefits

Upon termination of service due to death, disability, retirement or other termination of employment, distributions to a participant or beneficiary is made as soon as reasonably practicable. If the participant's account balance is less than $3,500, a lump sum distribution is automatic upon separation. If the participant's account balance is greater than $3,500, the distribution can be deferred until age 70-1/2 or provided in cash as a lump sum distribution.

                             USAIR, INC.
                        EMPLOYEE SAVINGS PLAN

                     Notes to Financial Statements
                     -----------------------------
                              (Continued)

(g)  Forfeited Accounts

Forfeited nonvested accounts will be used to reduce future employer contributions.

(h)  Administrative Expenses

Certain administrative expenses of the Plan are paid by USAir.

2.  Summary of Accounting Policies

(a) Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

(b) Investment Valuation and Income Recognition

The assets of the USAir Common Stock Fund, Capital Growth Mix Portfolio, Moderation Mix Portfolio, Income Mix Portfolio, and Fixed Income Fund are commingled with certain assets of other defined contribution plans sponsored by USAir. The Plan's Recordkeeper separately identifies the assets of each plan participant who has an interest in the commingled funds.

Fair values for assets were determined by quoted market values, when available. The Plan presents in the statement of changes in net assets the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments. The Plan's investments in guaranteed investment contracts ("GICs") are stated at contract value (Note 4). Purchases and sales of investments are recorded on a trade-date basis.

(c) Payment of Benefits

Benefits are recorded as deductions when paid.

                             USAIR, INC.
                        EMPLOYEE SAVINGS PLAN

                     Notes to Financial Statements
                     -----------------------------
                              (Continued)



(d) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

(e) Certain 1994 amounts have been reclassified to conform with 1995 classifications.












(this space intentionally left blank)

                                                           USAIR, INC.
                                                      EMPLOYEE SAVINGS PLAN
                                                    Notes to Financial Statements
                                                    -----------------------------
                                                            (Continued)
3.    Investment Activity
      The following table presents the investment funds' activities, for the years ended December 31, 1995 and 1994:
                                                      Fidelity
                                                     Retirement                                           Fidelity
                                         Fixed       Government    Fidelity    Fidelity    Fidelity     U.S. Equity    Income
                                         Income     Money Market   Magellan   Intermediate  Equity         Index         Mix
                                          Fund       Portfolio       Fund      Bond Fund  Income Fund    Portfolio    Portfolio
                                      -----------  -----------  -----------  -----------  -----------   ----------   -----------
Balance at December 31, 1993          $10,728,484  $10,246,736  $47,219,647 $ 9,692,261  $19,424,073   $ 6,955,425   $         -

Investment income                         791,864      454,580    2,073,216     785,032    2,213,213       265,970             -
Net appreciation (depreciation)
 in fair value                                  -            -   (3,168,385)   (982,423)  (2,212,542)     (162,188)          (81)
Interest income on participant loans            -            -            -           -            -             -             -
Contributions                           3,466,473    4,110,007   20,697,320   4,427,171    7,314,136     3,431,536        30,873
Net exchanges between investment funds    106,065   (1,124,248)  (2,043,656)   (908,635)    (824,813)     (672,216)       60,962
Administrative expenses                    (9,818)        (634)     (14,622)       (278)        (543)          (29)          (14)
Benefits paid to participants            (591,957)    (526,386)  (1,781,554)   (482,430)    (791,629)     (251,633)            -
Transfers from (to) other plans            27,457       41,668      215,787      60,062       79,624        52,932             -
                                      -----------  -----------  -----------  ----------  -----------    ----------   -----------
Net Change in Investment Funds          3,790,084    2,954,987   15,978,106   2,898,499    5,777,446     2,664,372        91,740
                                      -----------  -----------  -----------  ----------  -----------    ----------   -----------
Balance at December 31, 1994           14,518,568   13,201,723   63,197,753  12,590,760   25,201,519     9,619,797        91,740

Investment income                       1,072,103      847,490    5,839,110     924,761    2,138,722       376,865             -
Net appreciation (depreciation)
 in fair value                                  -            -   18,939,844     820,726    6,484,475     3,593,223        27,848
Interest income on participant loans            -            -            -           -            -             -             -
Contributions                           3,178,236    4,029,806   20,558,828   3,834,066    6,962,894     3,284,831       117,503
Net exchanges between investment funds   (572,802)    (874,950)  (2,033,891) (1,346,123)  (1,357,922)       (2,002)      114,791
Administrative expenses                   (13,356)        (733)     (21,768)       (364)        (626)         (132)          (35)
Benefits paid to participants            (812,467)    (784,227)  (2,637,983)   (552,767)  (1,039,895)     (457,539)      (21,051)
Transfers from (to) other plans            15,018       42,567      361,195      17,314       92,603        48,677        10,313
                                      -----------  -----------  -----------  ----------  -----------   -----------   -----------
Net Change in Investment Funds          2,866,732    3,259,953   41,005,335   3,697,613   13,280,251     6,843,923       249,369
                                      -----------  -----------  -----------  ----------  -----------   -----------   -----------
Balance at December 31, 1995          $17,385,300  $16,461,676 $104,203,088 $16,288,373  $38,481,770   $16,463,720   $   341,109
                                      ===========  =========== ============ ===========  ===========   ===========   ===========

                                                   (table continued on next page)
                                                                 10

                                                             USAIR, INC.
                                                        EMPLOYEE SAVINGS PLAN
                                                    Notes to Financial Statements
                                                    -----------------------------
                                                            (Continued)
                                                                          USAir
                                          Capital       Moderation       Common        Participant
                                         Growth Mix         Mix           Stock           Loan
                                         Portfolio       Portfolio        Fund            Fund         Other           Total
                                        ------------   ------------    -----------    -----------   -----------    ------------
Balance at December 31, 1993            $         -    $          -    $ 1,404,284    $ 2,610,488   $     9,486    $108,290,884

Investment income                                 -               -              -              -             -       6,583,875
Net appreciation (depreciation)
 in fair value                                3,414            (406)    (1,387,761)             -             -      (7,910,372)
Interest income on participant loans              -               -              -        232,886             -         232,886
Contributions                               759,263         235,430        613,559              -       (14,900)     45,070,868
Net exchanges between investment funds    1,749,689         417,553      1,515,374      1,723,925             -               -
Administrative expenses                        (312)            (29)        (2,085)             -        (3,994)        (32,358)
Benefits paid to participants               (11,099)           (955)       (39,617)      (124,737)            -      (4,601,997)
Transfers from (to) other plans               1,632           1,519          9,359          9,474             -         499,514
                                        -----------     -----------    -----------    -----------   -----------    ------------
Net Change in Investment Funds            2,502,587         653,112        708,829      1,841,548       (18,894)     39,842,416
                                        -----------     -----------    -----------    -----------   -----------    ------------
Balance at December 31, 1994              2,502,587         653,112      2,113,113      4,452,036        (9,408)    148,133,300

Investment income                                 -               -              -              -             -      11,199,051
Net appreciation (depreciation)
 in fair value                              978,012         253,732      5,514,678              -             -      36,612,538
Interest income on participant loans              -               -              -        477,534             -         477,534
Contributions                             2,307,726         654,899        860,628              -          (266)     45,789,151
Net exchanges between investment funds      712,197         450,551      1,636,731      3,273,420             -               -
Administrative expenses                      (1,147)           (182)        (5,309)             -        (4,165)        (47,817)
Benefits paid to participants              (245,879)        (21,993)       (76,666)      (258,805)            -      (6,909,272)
Transfers from (to) other plans              33,707           3,636         39,290         48,680             -         713,000
                                        -----------     -----------    -----------    -----------   -----------    ------------
Net Change in Investment Funds            3,784,616       1,340,643      7,969,352      3,540,829        (4,431)     87,834,185
                                        -----------     -----------    -----------   ------------   -----------    ------------
Balance at December 31, 1995            $ 6,287,203    $  1,993,755    $10,082,465    $ 7,992,865   $   (13,839)   $235,967,485
                                        ===========     ===========    ===========   ============   ===========    ============


                                                                 11

                           USAIR, INC.
                      EMPLOYEE SAVINGS PLAN

                   Notes to Financial Statements
                   -----------------------------
                           (Continued)

4.    Investment Contracts with Insurance Companies

The Plan has an interest in a portfolio of guaranteed investment contracts with certain insurance companies of $17,385,300 and $14,518,568 as of December 31, 1995 and
1994, respectively. The investment contracts are benefit responsive because they provide reasonable access to the funds by the Plan participants. Therefore, in accordance with the American Institute of Certified Public
Accountant's Statement of Position 94-4, the interest in these contracts is disclosed in the financial statements at contract value which equals contributions made, plus accrued interest at the specified rate, less plan withdrawals and administrative expenses. The portfolio's contract value as of December 31, 1995 and 1994 was $73,426,290 and $65,656,595. The average portfolio crediting interest rate was approximately 5.7% and 6.2% as of December 31, 1995 and 1994, respectively. The portfolio average yield was approximately 6.5% for the years ended December 31, 1995 and 1994. No valuation reserves were recognized related to the portfolio as all insurance companies in the portfolio had received an investment grade rating from nationally recognized rating agencies as of December 31, 1995 and 1994. The fair value of the portfolio was $74,818,203 and $63,463,514 as of December 31, 1995 and 1994.

5.    Plan Termination

Although it has not expressed any intent to do so, the Company reserves the right to terminate the Plan at any time. Upon termination of the Plan, participants would become 100 percent vested in their accounts. In addition, the following actions would be taken for the benefit of participants.


(a) As of the termination date, each investment fund shall be valued. In determining the net worth of the investment funds there shall be included as a liability such amounts as shall be necessary to pay all expenses in connection with the termination of the investment funds and the liquidation and distribution of the property of the funds, as well as other expenses, whether or not accrued, and shall include as an asset all accrued income.

(b) All participant accounts must be disposed of in normal form of payment, unless the participant's spouse consents to other form of distribution.

                             USAIR, INC.
                        EMPLOYEE SAVINGS PLAN

                     Notes to Financial Statements
                     -----------------------------

6.    Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

                                                  December 31,
                                              1995            1994
                                              ----            ----
      Net assets available for plan benefits
        per the financial statements    $ 235,967,485   $ 148,133,300
      Amounts allocated to withdrawing
        participants                         (117,925)     (1,167,168)
                                          -----------     -----------
      Net assets available for plan
        benefits per the Form 5500      $ 235,849,560   $ 146,966,132
                                          ===========     ===========

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                         Year Ended
                                                     December 31, 1995
                                                     -----------------
      Benefits paid to participants per the financial
        statements                                       $ 6,909,272
      Add:   Amounts allocated to withdrawing
             participants at December 31, 1995               117,925
      Less:  Amounts allocated to withdrawing
             participants at December 31, 1994            (1,167,168)
                                                           ---------
      Benefits paid to participants per the
        Form 5500                                        $ 5,860,029
                                                           =========

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

7.    Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated July 22, 1995, that the Plan and related trust qualifies for exemption from Federal income taxes under the applicable provisions of the Code.

                                                                                         Schedule I
                                             USAIR, INC.                                 Page 1 of 2
                                        EMPLOYEE SAVINGS PLAN

                     Item 27a - Schedule of Assets Held for Investment Purposes
                     ----------------------------------------------------------

                                         December 31, 1995
     Identity                     Description                                   Current
     of Issue                    of Investment                 Cost              Value
     --------                    -------------                 ----             -------
Fidelity Retirement             Shares in money             $ 16,461,676      $ 16,461,676
 Government Money                market fund
 Market Portfolio

Fidelity Magellan Fund          Shares in registered          87,612,593       104,203,088
                                 investment company

Fidelity Intermediate           Shares in registered          16,131,424        16,288,373
 Bond Fund                       investment company

Fidelity Equity                 Shares in registered          31,992,918        38,481,770
 Income Fund                     investment company

Fidelity U.S. Equity            Shares in registered          12,786,112        16,463,720
 Index Portfolio                 investment company

USAir Common Stock Fund*        Common stock of employer's     7,903,961        10,082,465
                                 parent company, USAir
                                 Group, Inc., and short-
                                 term investments

Income Mix Portfolio            Shares in registered             321,890           341,109
                                 investment companies

                                   (table continued on next page)
                                                 14

                                                                                         Schedule I
                                            USAIR, INC.                                 Page 2 of 2
                                       EMPLOYEE SAVINGS PLAN

                           Item 27a - Assets Held for Investment Purposes
                           ----------------------------------------------
                                            (Continued)

                                         December 31, 1995
     Identity                     Description                                   Current
     of Issue                    of Investment                 Cost              Value
     --------                    -------------                 ----             -------
Capital Growth Mix              Shares in registered        $  5,456,206      $  6,287,203
 Portfolio                       investment companies

Moderation Mix Portfolio        Shares in registered           1,764,511         1,993,755
                                 investment companies

Participant Loans               Interest rates range           7,992,865         7,992,865
                                 from 7 percent to
                                 10 percent per annum

Fixed Income Fund               Guaranteed investment         17,385,300        17,385,300
                                 contract, interest rates
                                 range from 4.05 percent
                                 to 8.68 percent per annum

                                                            ------------      ------------
     Total Investments                                      $205,809,456      $235,981,324
                                                            ============      ============



*Party in interest.


                                                 15

                                                                                         Schedule II
                                            USAIR, INC.
                                       EMPLOYEE SAVINGS PLAN

                           Item 27d - Schedule of Reportable Transactions
                           ----------------------------------------------

                                    Year Ended December 31, 1995

Aggregate transactions during the year ended December 31, 1995, with securities of the same issue, accounting for greater than five percent of the value of Plan assets at the beginning of the period were as follows:
                              Total       Number of       Total        Number        Realized
                            Purchases     Purchases       Sales       of Sales      Gain(Loss)
                            ---------     ---------     ---------     --------      ----------
Fidelity Retirement        $14,137,174       252       $10,877,220       247        $        -
 Government Money
 Market Portfolio

Fidelity Magellan Fund      39,756,349       252        17,690,858       248         2,240,535

Fidelity Intermediate        5,933,112       249         3,056,226       234           (28,931)
 Bond Fund

Fidelity Equity             12,329,244       250         5,553,468       240           549,565
 Income Fund

USAir Common Stock          18,094,493       252        15,639,819       235         1,938,809
 Fund

Fixed Income Fund            5,954,878       212         3,088,146       123                 -




                                                 16

</TABLE

                            Signature




     Pursuant to the requirements of the Securities and Exchange
Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned thereunto duly authorized.


                                      USAir, Inc.
                                      Employee Savings Plan




                                 By:  /s/ James A. Hultquist
                                      ----------------------
                                      James A. Hultquist
                                      Controller
                                      USAir, Inc.

June 27, 1996

































                                17

